SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [X]
Filed by a Party other than the Registrant [  ]

Check the appropriate box:

[   ]           Preliminary Proxy Statement
[   ]           Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[   ]           Definitive Proxy Statement
[X]           Definitive Additional Materials
[ ]	Soliciting Material Pursuant to Sec. 240.14a-11(c) or Sec. 240.14a-12

Federated Equity Funds
 (Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]           No fee required.
[   ]           Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1.	Title of each class of securities to which transaction applies:

2.	Aggregate number of securities to which transaction applies:

3.	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4.	Proposed maximum aggregate value of transaction:

5.	Total fee paid:

[   ]           Fee paid previously with preliminary proxy materials.
[ ]
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)           Amount Previously Paid:
____________________________________________________________

2)           Form, Schedule or Registration Statement No.:
____________________________________________________________

3)           Filing Party:
____________________________________________________________

4)           Date Filed:
____________________________________________________________

Filed by:  Federated Equity Funds

Filed Pursuant to Rule 425 under the Securities Act of 1933 and filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company:  Federated American Leaders Fund, Inc.

Commission File No. 811-1704

Federated American Leaders Fund, Inc.
Draft Solicitation Script
Meeting Date: September 16th, 2009
866-615-7269

Greeting :

Hello, is Mr./Ms. _________ available please?

Hi Mr./Ms.                                           , my name is                                                       and I am calling on behalf of the Federated American Leaders Fund, Inc. on a recorded line regarding the September 16th Special Meeting of Shareholders. We recently mailed you the proxy materials and we do not show that your account has voted yet. Would you like to vote over the phone with me today? (agent reviews proposals as needed)

If yes

The Board of Directors is recommending a favorable vote for the proposal. Would like to vote along with the recommendation of the board at this time?
Are you authorized to vote on the account(s)?
For the record, can you confirm that the account(s) is registered to the address of (address of record)?

Today’s date is                                                      and the time is                                            Eastern Time.

Mr./Ms.                                , I have recorded your [FAVORABLE / AGAINST / ABSTAIN] vote for all of your Federated American Leaders Fund, Inc. account(s) and you will receive a confirmation of the vote(s) in the mail.  If you have any questions when you receive it, please call us at the number provided on the confirmation. Thank you very much for your vote and have a great day/evening.

If Materials Not Yet Received
I can resend the materials to you. Do you have an email address this can be sent to?
(If yes: Type email address in the notes and read it back phonetically to theshareholder and then proceed with sending the email. If no access to email, continue with standard script) We will be sending these materials to (address of record) Thank you. You should receive these materials shortly and the materials will inform you of the methods available to you to cast your vote, one of which is to call us back at the toll free number provided in the materials.

If not interested, remind shareholder of the importance of voting:

I am sorry for the inconvenience. If you would take a moment to review the materials at some point before the meeting and vote using one of the methods provided, the Fund would greatly appreciate it. Every vote is important. Thank you again for your time today, and have a wonderful day/evening.

ANSWERING MACHINE MESSAGE:

Hello, my name is ____________________ and I am a proxy voting specialist for the Federated American Leaders Fund, Inc. You should have received proxy material in the mail concerning the Special Meeting of Shareholders to be held on September 16th, 2009.
Your participation is very important.  To vote over the telephone, call toll-free at 1-866-615-7269 and a proxy voting specialist will assist you with voting your shares.  Specialists are available Monday through Friday, 9:30 AM to 9:00 PM and Saturday 10:00AM to 6:00 PM Eastern Time.  Voting takes just a few moments and will benefit all shareholders.
Thank you for your prompt attention to this matter.

AUTOMATED ANSWERING MACHINE MESSAGE
Hello, this is the Broadridge Proxy Service Center calling with an important message on behalf of the Federated American Leaders Fund, Inc.  You should have received proxy material in the mail concerning the Special Meeting of Shareholders to be held on September 16th, 2009.

Your participation is very important.  To vote over the telephone, call toll-free at 1-866-615-7269 and a proxy voting specialist will assist you with voting your shares.  Specialists are available   Monday through Friday, 9:30 AM – 9:00 PM and Saturday 10:00AM – 6:00 PM Eastern Time.  Voting takes just a few moments and will benefit all shareholders.

Thank you for your prompt attention to this matter.

INBOUND - CLOSED RECORDING

“Thank you for calling the Broadridge Proxy Services Center for the Federated American Leaders Fund, Inc.  Our offices are now closed.  Please call us back during our normal business hours  which are, Monday through Friday, 9:30 AM to 9:00 PM and Saturday 10:00 AM to 6:00 PM  Eastern Time.  Thank you.”

INBOUND - CALL IN QUEUE MESSAGE

“Thank you for calling the Broadridge Proxy Services Center for the Federated American Leaders Fund, Inc.  Our proxy specialists are currently assisting other shareholders.  Your call is important to us.  Please continue to hold and your call will be answered in the order in which it was received.”

END OF CAMPAIGN MESSAGE

“Thank you for calling the Broadridge Proxy Services Center for the Federated American Leaders Fund, Inc. The Shareholder meeting has been held and as a result, this toll free number is no longer in service for proxy related shareholder calls. If you have questions about your Federated American Leaders Fund, Inc, please contact your Financial Advisor or call Federated Funds at 1-800-341-7400. Thank you for investing with the Federated American Leaders Fund, Inc."